December 9, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:         The Phoenix Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 8, 2011
File No. 001-16517

Dear Mr. Rosenberg,

In a letter dated October 21, 2011, the “Company Response Letter”, the Phoenix Companies, Inc. (the “Company”) submitted a response to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 23, 2011 (the “Comment Letter”), addressed to the Company and relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”). The Company Response Letter provided the Company’s responses to the Staff’s comments and questions regarding certain disclosures contained in the Form 10-K and provided disclosures proposed for inclusion in appropriate future Company filings with the Commission in response thereto.

In a telephone conversation with me on November 25, 2011, Staff accountant Ms. Tabatha Akins communicated the Staff’s request for additional clarification with respect to statements made in our responses to Staff Comment No. 5 relating to certain future policy benefit guarantees contained in the Company’s variable annuity products that are required to be bifurcated and accounted for as an embedded derivative. For your convenience, we have summarized the clarifying questions and have provided our responses thereto below. We have also provided the Company’s original responses to Staff Comment No. 5 on Appendix A to assist the Staff in evaluating our clarifying responses below.

11.	Separate Accounts, Death Benefits and Other Insurance Benefit Features Variable Annuities, page F-30

1.
The original response indicates that ”certain of the Company’s variable annuity products contain future policy benefit guarantees that are not accounted for as embedded derivatives and are not referenced in the Company’s response to the Staff’s comments.” The Staff is asking us to clarify why these guarantees are not accounted for as embedded derivatives.

RESPONSE:  This statement was in reference to certain guarantees that are contained in the base contract and are separate and distinct from the guaranteed minimum withdrawal benefit (“GMWB”) rider that is attached to the base contract. The benefit features in the base contract relate to guaranteed minimum death benefits (“GMDB”) and guaranteed minimum income benefits (“GMIB”), both of which are accounted for under ASC 944 because of either the significance of the life contingent benefit or the failure to meet the net settlement criteria of ASC 815.

2.
The original response indicates that one variation of the GMWB “includes an additional life contingency during the withdrawal phase. However, these contracts also include a death benefit during the accumulation phase, since these products contain both death benefit and survival benefit features in the accumulation phase.” The Staff is asking the Company to confirm that it is true that the GMWB and GMAB riders include death benefits during the accumulation phase.

RESPONSE:  While death benefits are not a feature of the GMWB or GMAB riders offered by Phoenix, the guaranteed minimum death benefit (“GMDB”) is included in each of our base contracts.  The GMDB feature is present during the accumulation phase when the fund value is greater than zero, but terminates when the fund value reaches zero, either through full surrender, annuitization, or withdrawals under the GMWB rider. In accordance with 944-20-15-21, the GMDB rider has mortality risk that is considered significant as its value varies in response to capital market volatility. As discussed in our original response, the GMWB and GMAB riders require the policyholder to live to receive the benefits. Since we already consider death to be the insurable event with respect to the GMDB, we did not think it was appropriate to also consider living as the insurable event while the death benefit is in effect. Once the death benefit is no longer present, the living benefit would be the insurable event and the contracts would be accounted for under ASC 944.

3.	Describe more clearly how the guaranteed payout annuity floor (“GPAF”) benefit is accounted for during the accumulation and payout phases.

RESPONSE:  The GPAF rider is only offered for the Company’s payout annuities and thus there is no accumulation phase accounting for these features. During the payout phase, the benefit is accounted for as an embedded derivative. The GPAF rider provides a minimum guaranteed periodic payment for either a certain period, for life or life contingent plus period certain. The product is consistent with the one described in ASC 815-15-55-61 and thus we account for the guaranteed minimum benefits related to the certain payments as an embedded derivative. The rider is no longer sold and the majority of our contracts do not have life contingent payments. As indicated in our original response, the net amount at risk for all of the GPAF benefits (certain and life contingent) was $1.9 million as of December 31, 2010. Therefore, due to the immateriality of the life contingent contracts, the Company bifurcates the guaranteed benefits and accounts for the GPAF component as an embedded derivative in its entirety.

4.
The original response indicates, with respect to the GPAF rider, that “while there may be a de minimis amount of life contingent liabilities associated with the GPAF riders, we have determined that it would not be material to the Company’s financial statements.” Provide clarification as to what “it” is referring to in the above sentence.

RESPONSE:  As indicated in our response to question number 3 above, the Company has concluded that the life contingent liabilities associated with the GPAF riders are not significant and therefore does not separately compute a reserve for the life-contingent benefits. The “it” was intended to refer to the difference between the reserve under Topic 944 that would result from the life-contingent portion of the benefits and the fair value of those benefits under the embedded derivative calculation.

We believe this information is responsive to your questions, but please let us know if we can provide additional information to add clarity to our response.

* * * *

The Company acknowledges, in connection with the filing of the Form 10-K (the “Filing”) and our responses to the Comment Letter and the additional clarification requested by the Staff that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *
Please do not hesitate to call me at 860-403-5897 or Michael Hanrahan at (860) 403-5917 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

THE PHOENIX COMPANIES, INC.

By:	/s/ Peter A. Hofmann
Peter A. Hofmann
Senior Executive Vice President
and Chief Financial Officer

Appendix A

The following is an excerpt from the Company’s letter to the Commission dated October 21, 2011 that was sent in response to the comments set forth in the Comment Letter of the Staff dated September 23, 2011 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010.  This excerpt is included herein in an effort to assist in the Staff in evaluating the Company’s response to Staff Comment No. 5 set forth in the Comment Letter.

11.	Separate Accounts, Death Benefits and Other Insurance Benefit Features Variable Annuities, page F-30

5.
With respect to your variable annuity contracts, it appears that you are accounting for certain future policy benefit guarantees as bifurcated embedded derivatives recorded at fair value with changes in fair value each period recognized in earnings. These include at a minimum the following guarantees: GMWB, GMAB, GPAF and COMBO. Please provide us a detailed description of these products which identifies what features within each led you to conclude that they were bifurcated embedded derivatives. Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.

RESPONSE:  As indicated in our disclosure on page F-30 of the Form 10-K, the Company offers variable annuity contracts that contain features that provide future policy benefit guarantees, or “living benefits”, that are accounted for as embedded derivatives which are bifurcated and recorded at fair value with changes in fair value each period recognized in earnings. In addition, certain of the Company’s variable annuity products contain future policy benefit guarantees that are not accounted for as embedded derivatives and are not referenced in the Company’s response to the Staff’s comments.

As required under ASC 815 and related accounting guidance outlined in a series of interpretive issue papers authored by the Derivatives Implementation Group, the Company evaluated its variable annuity contracts containing future policy benefit guarantees to determine whether these “living benefits” constituted an embedded derivative. Details on each contract type are provided in Appendix A. The bases for the Company’s conclusions for each product are outlined below:

(1)	Guaranteed Minimum Accumulation Benefits (“GMAB”)

In concluding that the GMAB feature qualifies as an embedded derivative, the Company primarily relies on guidance in ASC 944-815-25-5, which states that:

“Nontraditional features, such as a guaranteed investment return through a minimum accumulation benefit or a guaranteed account value floor would be considered embedded derivatives subject to the requirements of Subtopic 815-15.”

Specifically, the GMAB benefit meets the criteria for an embedded derivative under ASC 815-15-25-1, because:

•
The economic characteristics of the embedded derivative are not clearly and closely related to the host contract as a guarantee is not clearly and closely related to an equity-like variable annuity host,

•
The hybrid (host and embedded derivative) is not re-measured at fair value. The variable annuity contract is accounted for at account balance and as an insurance contract under ASC 944-40-25 (formerly SOP 03-1), not at fair value.

A separate instrument with the terms of these contracts would be a put option:

1.	ASC 815-10-15-83 (a) – it has an underlying; the guaranteed account balance less the policyholder’s account value.
2.	ASC 815-10-15-83 (b) – it has little or no initial net investment; only the premium charged for the GMAB rider, which effectively is an option premium.
3.	ASC 815-10-15-83 (c) – its terms include net settlement; the policyholder may elect payment in cash or in the form of a payout annuity contract.

To meet the definition of a free standing derivative, we also considered the accounting in ASC 815-10-15-52 and 15-53 which sets forth the guidance as to whether an insurance contract is exempted from derivative accounting (ASC 815). An insurance contract is not subject to the requirements of ASC 815:

 “… if it entitles the holder to be compensated only if, as a result of an identifiable insurable event (other than a change in price), the holder incurs a liability or there is an adverse change in the value of a specific asset or liability for which the holder is at risk.”

To receive the benefit of the guarantee, the policyholder must live until a certain point in the future (e.g, 20th anniversary). Despite that mortality risk, ASC 944-815-25-5 concludes these features are embedded derivatives.

Based on these provisions, the GMAB riders contained in certain variable annuity contracts offered by the Company would be accounted for as embedded derivatives and bifurcated and recorded at fair value with changes in fair value each period recognized in earnings.

(2)	Guaranteed Minimum Withdrawal Benefits (“GMWB”)

The Company’s GMWB riders can be divided into two groups: (a) those that provide a guaranteed withdrawal rate for a fixed period, and (b) those that provide a guaranteed withdrawal rate for life. In each case, the Company guarantees payments once the customer’s account balance is depleted.

The Company accounts for these riders as a non-traditional feature based on the same reasoning as the GMAB riders. The primary difference between the GMWB and the GMAB is that the policyholder receives the benefits in a series of payments over time. The Company nevertheless considers these contracts “net settled” and thus meeting the requirements of a derivative. This is based on the guidance in ASC 815-10-15-104, which states that:

“Upon settlement of a contract, in lieu of immediate net cash settlement of the gain or loss under the contract, the holder may receive a financial instrument involving terms that would provide for the gain or loss under the contract to be received or paid over a specified time period.”

Based on these provisions, the GMWB riders contained in certain variable annuity contracts offered by the Company would be accounted for as an embedded derivative and bifurcated and recorded at fair value with changes in fair value each period recognized in earnings.

We again considered the accounting set forth in ASC 815-10-15-52 and 15-53. The life contingency in the GMWB with a guaranteed withdrawal for a fixed period is similar to that of the GMAB discussed above (i.e., the policyholder has to live until a certain point to receive the benefit). The GMWB with guaranteed payments for life includes an additional life contingency during the withdrawal phase. However, these contracts also include a death benefit during the accumulation phase, since these products contain both death benefit and survival benefit features in the accumulation phase. In our assessment, it would be inappropriate to define, in the accumulation phase, both death and survival as the “insurable event.” We believe the insurable event is defined as death within the accumulation phase, consistent with guaranteed minimum death benefit (“GMDB”) guidance. Accordingly, the survival benefit does not meet the scope exception and is most appropriately classified as an embedded derivative in the accumulation phase while the GMDB is in effect. We believe that for accounting purposes, there are two contracts, an accumulation variable annuity with a GMWB rider and a payout contract at the time the fund value reaches zero. The GMWB benefit exists from the time of issuance of the variable annuity with the GMWB rider until the issuance of the supplementary contract. At the beginning of the payout contract (when a supplementary life annuity contract is issued), a new immediate annuity contract is executed for accounting purposes, and the fair value of the contact is the consideration for the new immediate annuity contract that is issued (i.e., the GMWB fair value equals the single premium on the supplementary life annuity contract). The supplementary life annuity contract is then accounted for as an insurance contract (immediate annuity).

(3)	“COMBO” Rider

The Company’s Flexible Benefit Combination Riders, also referred to as “COMBO” riders, combine a GMAB and GMWB into a single product. The Company accounts for these riders as non-traditional features based on the same reasoning as individual GMAB and GMWB riders. While more complex, these embedded derivatives meet the net settlement requirements as described above with the customer able to select among settlement options.

(4)	Guaranteed Payout Annuity Floor Benefit (“GPAF”)

The guaranteed payout annuity floor benefit guarantees that the variable annuity payment will not fall below the dollar amount of the initial payment.

This type of rider is addressed in ASC 815-15-55-61:

“The accounting treatment for a contractual provision for guaranteed minimum periodic payments is dependent upon the payout option in the variable-payout annuity contract. For the period-certain variable-payout annuity, the guaranteed minimum periodic payments are, during the payout phase, an embedded derivative that is required to be separated under paragraph 815-15-25-1…However, a solely life-contingent variable-payout annuity contract with such features that meets the definition of an insurance contract under paragraph 944-20-15-18 through 15-19 would not be subject to the requirements of Subtopic 815-10 provided there are no withdrawal features…For a period-certain-plus-life-contingent variable-payout annuity contract, the embedded derivative related only to the period-certain guaranteed minimum periodic payments would be required to be separated under paragraph 815-15-25-1, whereas the embedded derivative related to the life-contingent guaranteed minimum periodic payments would not be separated under that paragraph….Separate accounting for the embedded derivative related only to the period-certain guaranteed minimum periodic payments would be required even if the period-certain-plus-life-contingent annuity, in its entirety, meets the definition of an insurance contract under paragraph 944-20-15-18 through 15-19 and has no withdrawal features.”

As of December 31, 2010, the account value associated with the GPAF rider was $20.0 million with approximately $1.9 million net amount at risk. While there may be a de minimis amount of life contingent liabilities associated with the GPAF riders, we have determined that it would not be material to the Company’s financial statements.

Discussion of Implementation Guidance in ASC 815-15-55 paragraphs 57-61

In response to the Staff’s request to address specifically the implementation guidance in 815-15-55, the Company offers the following observations:

ASC 815-15-55 paragraphs 58 through 60 address payments upon annuitization of a variable annuity contract, stating that various forms of guarantees provided during the accumulation phase (minimum interest rates, minimum account value, minimum periodic payments) do not qualify as embedded derivatives because they do not meet the “net settlement” requirements. The Company believes that these examples differ from contracts with GMWB riders. In the examples upon annuitization, the policyholder exchanges the accumulated fund value in the annuity for another type of annuity contract. By contrast, payments under the Company’s GMWB rider represent the withdrawal of contractholder funds until the contractholder account value reaches zero, at which point the benefit commences and the contract is “net settled” as described above. The policyholder is able to withdraw funds from in his or her account at any time (reducing the rider benefit proportionately), and at the time the fund balance reaches zero continue to receive benefit payments.

The applicability of paragraph 815-15-55-61 is discussed above in the context of the GPAF benefit.

Additionally, it is also important to note that accounting for features as insurance contracts would create an accounting imbalance as we hedge certain risks associated with those features. Therefore the current accounting at fair value is consistent with the related accounting for the derivatives used to hedge, presenting the contract and the hedging in a comparable and understandable manner.